

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2010

Mr. Irwin J. Kirz
President
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

**Re: American Smooth Wave Ventures, Inc.**
**Item 4.01 Form 8-K/A**
**Filed February 25, 2010**
**File No. 333-152849**

Dear Mr. Kirz:

We issued a comment to American Smooth Wave Ventures, Inc. on the above captioned filing on February 26, 2010. As of the date of this letter, our comment remains outstanding and unresolved. We expect you to contact us by April 19, 2010 to provide a substantive response to our comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by April 19, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ta Tanisha Meadows at (202) 551-3322, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William H. Thompson
Accounting Branch Chief